02018832

HB 3/13/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
48749

SEC MAIL PROCESSING RECEIVED MAR 05 2002 143 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johan C. R. Segerdahl, President (414) 291-7820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name*)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

P

3-22-02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Johan Segerdahl, President & CEO

Title

Anne M. Chojnacki

Notary Public

Feb 19, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

To the Stockholders of
Segerdahl & Co., Inc.

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin Sub S corporation) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2001 and 2000, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with United States generally accepted accounting principles.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 30, 2002

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 15,641	$ 22,724
Investments - clearing account	69,274	64,304
Accounts receivable	17,322	7,339
Total current assets	102,237	94,367
PROPERTY AND EQUIPMENT		
Software	2,608	2,608
Office equipment	58,933	67,733
Leasehold improvements	–	10,661
	61,541	81,002
Accumulated depreciation	45,596	42,837
	15,945	38,165
OTHER ASSETS		
Other investments	42,295	42,295
TOTAL ASSETS	$ 160,477	$ 174,827

LIABILITIES AND STOCKHOLDER'S EQUITY	2001	2000
CURRENT LIABILITIES		
Accrued commissions payable	$ 12,315	$ 12,100
Accrued profit sharing contribution	6,471	9,064
Total current liabilities	18,786	21,164
STOCKHOLDER'S EQUITY		
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding	2,000	2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding	353	353
Paid-in capital	626,998	586,998
Retained earnings (deficit)	(487,660)	(435,688)
	141,691	153,663
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 160,477	$ 174,827

The accompanying notes are an integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 343,221	$ 522,082
Commission income - mutual funds	3,078	55,985
Consult fees	124	26,257
Interest fees	46,809	69,317
Other fee income	10,043	43,436
Total revenues	403,275	717,077
OPERATING EXPENSES		
Salaries	190,974	280,535
Commissions	84,758	56,600
Operations	174,066	434,848
Total operating expenses	449,798	771,983
LOSS FROM OPERATIONS	(46,523)	(54,906)
OTHER REVENUES (EXPENSES)		
Dividend and interest income	4,058	3,776
Rental income and management fees	–	11,809
Loss on disposal of assets	(9,403)	–
Miscellaneous	–	(221)
Interest expense	(104)	(220)
	(5,449)	15,144
NET LOSS	$ (51,972)	$ (39,762)

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE - DECEMBER 31, 1999	$ 2,000	$ 353	$ 557,003	$ (395,926)	$ 163,430
Net loss	–	–	–	(39,762)	(39,762)
Paid in capital	–	–	29,995	–	29,995
BALANCE - DECEMBER 31, 2000	2,000	353	586,998	(435,688)	153,663
Net loss	–	–	–	(51,972)	(51,972)
Paid in capital	–	–	40,000	–	40,000
BALANCE - DECEMBER 31, 2001	$ 2,000	$ 353	$ 626,998	$ (487,660)	$ 141,691

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (51,972)	$ (39,762)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	12,434	13,263
Amortization	382	130
Loss on disposal of assets	9,404	–
Changes in operating assets and liabilities		
Receivables	(9,983)	52,773
Prepaid expenses	–	6,487
Accounts payable	–	(62,014)
Accrued commissions payable	215	(492)
Accrued profit sharing contribution	(2,593)	9,064
Net cash used in operating activities	(42,113)	(20,551)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(126,405)	(162,645)
Proceeds from investments	121,435	129,437
Net cash used in investing activities	(4,970)	(33,208)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	40,000	29,995
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,083)	(23,764)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	22,724	46,488
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 15,641	$ 22,724
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Income taxes	$ –	$ –
Interest	$ 104	$ 220

The accompanying notes are an integral part of the financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years
Leasehold Improvements	25 years

Depreciation and amortization expense was $12,816 and $13,393 for the years ended December 31, 2001 and 2000, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $17,322 and $7,339 at December 31, 2001 and 2000, respectively, is comprised of broker to broker receivables. All accounts are considered to be collectible.

NOTE 3 – INVESTMENTS

The Company's investments in debt securities consist of two U.S. Treasury Bills due March 21, 2002, and April 18, 2002. These investments are classified as held to maturity, and are held by Bank of New York as a Clearing Account; their use is restricted. Marketable securities consisted of the following at December 31, 2001 and 2000:

	Cost at 12/31/01	Cost at 12/31/00
Held to Maturity Securities		
	$ 29,685	$ 26,186
	39,589	38,118
	$ 69,274	$ 64,304

The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of these securities was $42,295 at December 31, 2001 and 2000.

NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2001 and 2000, respectively, the Corporation's net capital as defined was $32,784 and $22,266 in excess of the minimum net capital required.

NOTE 6 – RETIREMENT BENEFITS

The Company has a deferred compensation 401(k) and profit sharing plan for eligible employees. Employees may elect to defer from 0% to 12% of eligible compensation each year. The Company is required to make a nonelective contribution in an amount equal to 3% of eligible employee compensation. The amount of the contribution for the years ended December 31, 2001 and 2000, was $6,471 and $9,064, respectively.

NOTE 7 – LEASE COMMITMENT

The Company has entered into a renewable lease for office space located in Milwaukee, Wisconsin that expires on February 29, 2004. Future minimum rent is as follows:

2002	$ 35,925
2003	16,246
2004	2,568
	$ 54,739

NOTE 8 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. There was no outstanding balance at December 31, 2001 and 2000.

NOTE 9 – MAJOR CUSTOMER

The Company had two customers in 2001 and one customer in 2000 that represented 79% and 64%, respectively, of revenues earned.

NOTE 10 – RELATED PARTIES

The Company received commissions for executing equity transactions for a related party, Ultra Finanz, LLC, an entity that is owned by one of the shareholders of Segerdahl & Co., Inc. Commissions received during 2001 and 2000 from these transactions equaled $0 and $11,375, respectively.

The Company also received rental income from Ultra Finanz, LLC in the amount of $0 and $3,000 during 2001 and 2000, respectively. The lease is on a month to month basis.

The Company entered into an agreement with Iron Block Holdings, LLC, one of the shareholders of the Company. The agreement states that Iron Block Holdings, LLC will pay all of the expenses of the Company, with the exception of commissions. Payroll expenses are paid by the Company, and Iron Block Holdings, LLC reimburses the company for these expenses. In exchange, the Company will distribute substantially all of its revenues to Iron Block Holdings, LLC. The expenses shall not be apportioned to the Company at any time; there are no amounts due to or from Iron Block Holdings, LLC as of December 31, 2001. The amounts paid vary from month to month. The total amount paid for the year ending December 31, 2001 and 2000 was $0 and $204,906, respectively. The Company was reimbursed $78,323 and $54,411 for payroll expenses for the years ending December 31, 2001 and 2000, respectively.

SEGERDAHL & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2001 and 2000

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2001	2000
NET CAPITAL		
Total stockholder's equity	$ 141,691	$ 153,663
DEDUCTIONS		
Nonallowable assets:		
Furniture and equipment	15,945	38,165
Securities not readily marketable	42,295	42,295
	58,240	80,460
NET CAPITAL BEFORE HAIRCUTS	$ 83,451	$ 73,203
HAIRCUTS ON SECURITIES		
U.S. government obligations	520	767
Money market instruments	147	170
	667	937
NET CAPITAL	$ 82,784	$ 72,266
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 32,784	$ 22,266
EXCESS NET CAPITAL AT 1,000%	$ 80,905	$ 70,150
AGGREGATE INDEBTEDNESS	$ 18,786	$ 21,164
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	23%	29%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 82,234	$ 76,295
Decrease in nonallowable assets	22,219	13,394
Audit adjustments:		
Adjustment to property and equipment	(22,219)	(13,394)
Additional liability	(6,471)	(2,708)
Increase in cash	7,215	–
Other adjustments	(433)	(1,197)
Total audit adjustments	(21,908)	(17,299)
Adjustment to computation of haircuts	239	(124)
NET CAPITAL PER ABOVE	$ 82,784	$ 72,266

The computation of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL

To the Board of Directors
Segerdahl & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Segerdahl & Co., Inc.(the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Barry S. Werner, CPA | 400 East Mason Street
Frederick W. Langer, CPA | Suite 300
David R. Werner, CPA | Milwaukee, WI 53202
Martin Zuckerman, CPA | 414-271-1700
Dawn E. Wittak, CPA | Fax 414-271- 9925
Kevin C. Richter, CPA | E-mail: cpa@scribnercohen.com
Alan E. Matsoff, CPA | www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Board of Directors
Segerdahl & Co., Inc.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 30, 2002

SEGERDAHL & CO., INC.
TABLE OF CONTENTS

SEGERDAHL & CO., INC.

ANNUAL REPORT

DECEMBER 31, 2001